

March 7, 2012

<u>Via E-mail</u>
H. Samuel Lind
Vice President and Counsel
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, OH 45263

      Re: Fifth Third Bancorp
              Preliminary Proxy Statement filed on Schedule 14A
              Filed February 27, 2012
              File No. 001-33653

Dear Mr. Lind:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Sebastian Gomez Abero for

              Suzanne Hayes
              Assistant Director